Exhibit 5.1

June 21, 2013

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Ladies and Gentlemen:

I have acted as counsel for Weyerhaeuser Company, a Washington corporation (the “Company”), in connection with (i) the review of a registration statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and (ii) the preparation and review of the Prospectus Supplement, dated June 18, 2013, of the Company (the “Prospectus Supplement”), filed with the Commission and relating to the offer and sale under the Securities Act of an aggregate of 33,350,000 common shares, par value $1.25 per share, of the Company (the “Common Shares”), in accordance with the underwriting agreement, dated June 18, 2013 (the “Underwriting Agreement”), among Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as Representatives of the several underwriters listed in Schedule I thereto, and the Company.

In that connection, I have examined originals, or copies certified or otherwise identified to my satisfaction, of such documents, corporate records and other instruments as I have deemed necessary or appropriate for the purposes of this opinion, including, without limitation: (i) the Articles of Incorporation of the Company, as amended; (b) the Bylaws of the Company, as amended; and (c) certain resolutions adopted by the Board of Directors of the Company and Committees of the Board of Directors.

In rendering my opinion, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified, conformed or photostatic copies, the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, I have relied upon certificates or comparable documents of officers and representatives of the Company.

Based on the foregoing and in reliance thereon, and subject to compliance with applicable state securities laws, I am of the opinion that the Common Shares have been duly and validly authorized and, when issued and delivered by the Company and paid for by the Underwriters pursuant to the Underwriting Agreement will be validly issued, fully paid and nonassessable.

I am admitted to practice only in the State of Washington, and accordingly, do not express any opinion herein concerning any law other than the laws of the State of Washington and the Federal law of the United States of America.

I am aware that I am referred to under the heading “Legal Matters” in the Prospectus Supplement. I hereby consent to such use of my name therein and to the filing of this opinion as Exhibit 5 to the Company’s Current Report on Form 8-K filed on June 21, 2013, and to the incorporation by reference of this opinion into the Registration Statement. In giving this consent, I do not hereby admit that I am included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Devin W. Stockfish, Esq.

Devin W. Stockfish, Esq.

Assistant General Counsel